3-1-02

10158276

02026519

1934 Act Registration No. 1-14396

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

RECD S.E.C.
MAR 1 5 2002
070

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Translation of registrant's name into English)

23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
(Address of principal executive offices)

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ....

Information furnished on this form:

Announcement, dated March 14, 2002, by the Registrant disclosing the Press Announcement of the Final Results of 2001.

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: March 15, 2002

By: [signature]
Peter Jackson
Chief Executive Officer

Press Announcement

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

FINAL RESULTS 2001

CHAIRMAN'S STATEMENT

I am pleased to report that the Company achieved a good result in the difficult market conditions that dominated the year 2001. The final figures for the period under review were only marginally below those of the prior year, and this reflects the hard work of our staff, and underlines the commitment by our customers to place a high value on AsiaSat's reliability and superior service, even in a soft market.

The prudent approach we adopted in 2001 proved to be correct as uncertainty kept many customers on the sidelines. As a result, broadcasting and broadband applications were limited, but there continued to be steady demand in the VSAT (Very Small Aperture Terminal) Private Network sector.

The year 2001 was very difficult, but it is of note that, on a like-with-like basis before the recognition of deferred revenue in the Ku-band sales for the year 2000, turnover for 2001 exceeded that of 2000. Much credit must go to our team for this excellent performance.

Financial Results

Turnover for the year ended 31st December, 2001 was HK$969 million (2000: HK$1,003 million), a decline of just 3%. Excluding the amount amortised from 1996 Ku-band sales that ended in May 2000, the turnover from operations in 2001 marginally exceeded that realised in 2000. Profit attributable to shareholders for the year was HK$563 million (2000: HK$576 million), a reduction of 2% from the previous year. Earnings per share were HK$1.44 (2000: HK$1.48), a reduction of 3%.

The Company continued to benefit from strong cash flow from its operations. During the year, the cash inflow marginally exceeded the cash outflow including the capital expenditure of approximately HK$600 million. At the end of 2001, the Company was debt free.

Dividend

At the forthcoming Annual General Meeting, your Directors will recommend a final dividend of HK$0.14 per share (2000: HK$0.14 per share). This together with the interim dividend of HK$0.06 per share (2000: HK$0.06 per share) gives a final dividend for the year of HK$0.20 per share (2000: HK$0.20 per share), maintained at the same level as last year.

Operations Review

In-Orbit Satellites

The Company's satellites continued to operate well throughout the year with no interruptions to service. At the end of 2001, the Company was able to maintain its overall transponder utilisation rate at 65% (2000: 64%) even in the weak market.

Satellite under Construction - AsiaSat 4
The launch of AsiaSat 4 aboard an Atlas IIIB rocket from Cape Canaveral, Florida, is planned for mid 2002. Although delay is possible, this would not adversely impact our financial position.

Market Review

Supply, Demand, and Competition

In the current economic conditions, C-band capacity still appears to be tightening, but Ku-band capacity is in excess. Overall, however, supply of transponders in the region continues to exceed demand and this is expected to remain so until economies improve.

Viewing this as a temporary cycle, the Company has resisted following the market trend of substantial reduction in rates and has only moderately adjusted its rates in response to the competition. Furthermore, a strategy of limited short-term leases and a focus on strategic customers has allowed us to remain competitive.

Market Regulation

The regulatory environments in a number of key Asian countries continue to confuse the market. In China the satellite industry has undergone a restructuring, and more changes are expected. Additionally, the implications of the proposed centralised platform are still unclear. However, as this platform is directed only towards the local distribution of foreign programmes in certain hotels and foreign compounds, it is not anticipated to have a significant impact on AsiaSat. India's broadcast bill, legalising the use of Ku-band for DTH (Direct-to-Home), has yet to produce demand for Ku-band transponders. These regulatory issues in Asia's key markets, coupled with economic uncertainty, continue to hinder market recovery.

Business Development

Strategy for Growth

The Company maintains its two-pronged growth strategy: organic growth, and growth through acquisition and partnerships. The Company's joint venture SpeedCast, continues to develop and adapt to the changing broadband market. This company is not expected to make any contribution in the short-term and, in 2001, the Company's effective share of its loss was HK$13 million (2000: HK$12 million).

The Company continues to investigate other strategic opportunities that would support and enhance its core satellite business.

In anticipation of future growth, and to accommodate new satellites, the Company has purchased a plot of land at the Tai Po Industrial Estates in Hong Kong. The land will be used to build a new satellite control centre that will also allow the Company to offer to its customers additional services. These will include uplink, technical support and other value added services. The new centre is expected to be complete in the second half of 2003.

Outlook

We entered the year 2002 with caution. Fortunately, some 80% of our 2001 revenue is already contracted for 2002, and this provides some comfort. Unless clear signs of economic improvement appear, we expect that it will be difficult to achieve any significant growth, or even to maintain the same level of results as in 2001. Although we believe that the year 2002 will be a difficult year for growth, we do expect that it will be a year of opportunity. The Board is confident in the future of satellites in Asia and believes that the Company is well positioned to capitalise upon the economic recovery of the region.

Directors and Staff

I wish to acknowledge the excellent work of our management and staff in the past year and the very creditable results that they achieved. I convey my thanks to Board of Directors and all the employees for their support, dedication and hard work.

Romain Bausch
Chairman

Hong Kong, 14th March, 2002

Purchase, sale or redemption of shares

During the year ended 31st December, 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares.

Website: http://www.asiasat.com

Remarks: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

2001 Audited Results
Consolidated Income Statement
For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Turnover	2	969,451	1,002,894
Cost of services		(240,007)	(245,827)
		729,444	757,067
Other revenue		9,604	10,904
Administrative expenses		(70,861)	(61,531)
Profit from operations	3	668,187	706,440
Finance costs		-	(45,362)
Bank interest income		6,725	39,043
Share of results of associates		(41,349)	(43,928)
Profit before taxation		633,563	656,193
Taxation	4	70,564	79,869
Profit before minority interest		562,999	576,324
Minority interest		16	29
Profit for the year		562,983	576,295
Dividends:			
Interim dividend paid of HK$0.06 (2000:HK$0.06) per ordinary share		23,416	23,415
Proposed final dividend of HK$0.14 (2000:HK$0.14) per ordinary share		54,637	54,637
		78,053	78,052
Earnings per share	5		
Basic		HK$1.44	HK$1.48
Diluted		HK$1.44	HK$1.47
Dividend per share		HK$0.20	HK$0.20

Consolidated Balance Sheet
At 31st December, 2001

	2001 HK$'000	2000 HK$'000 (as restated)
Non-current assets		
Property, plant and equipment	2,942,324	2,521,193
Unbilled lease rental receivable	130,225	99,037
Investments in associates	-	53,613
	3,072,549	2,673,843
Current assets		
Trade and other receivables	175,745	119,693
Bank balances and cash	136,428	108,977
	312,173	228,670
Current liabilities		
Other payables	23,372	75,957
Deferred revenue	160,050	169,109
Taxation payable	41,782	53,751
Dividend payable	121	121
	225,325	298,938
Net current assets (liabilities)	86,848	(70,268)
	3,159,397	2,603,575
Capital and reserves		
Share capital	39,027	39,027
Reserves	2,831,053	2,346,123
	2,870,080	2,385,150
Minority interest	492	476
Non-current liabilities		
Deferred taxation	175,724	128,990
Deferred revenue	113,101	88,959
	288,825	217,949
	3,159,397	2,603,575

Notes:

1. **PRIOR PERIOD ADJUSTMENTS**

In the current year, the Company has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants which became effective from 1st January, 2001. Adoption of these Standards has led to a number of changes in the Company's accounting policies. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) *Events after the Balance Sheet Date*, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in the prior year adjustment below.

	Retained profits HK$'000
Balance at 1st January, 2000	
As originally stated	1,788,655
Derecognition of liability for final dividend for 1999	54,611
As restated	1,843,266

2. **TURNOVER**

The business and geographical segments of the operations of the Company are as follows:

	Year ended 31st December, 2001		2000	
	Turnover HK$'000	Contribution to profit from operations HK$'000	Turnover HK$'000	Contribution to profit from operations HK$'000
Geographical Segments:				
Hong Kong	351,037	241,950	342,676	241,381
Greater China, including Taiwan	240,279	165,611	244,499	172,225
United States of America	75,759	52,216	83,434	58,771
British Virgin Islands	56,293	38,800	65,815	46,360
Singapore	31,275	21,556	33,591	23,662
Others	214,808	148,054	232,879	164,041
	969,451	668,187	1,002,894	706,440
Business Segments:				
Incomefrom provision of satellite transponder services	956,695	659,395	956,049	673,442
Sales of satellite transponder capacity	12,756	8,792	46,845	32,998
	969,451	668,187	1,002,894	706,440

The Company's primary reporting format for segment reporting purposes under SSAP 26 *Segment Reporting* is the geographical basis. However, the Company's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

3. **PROFIT FROM OPERATIONS**

	2001 HK$'000	2000 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation	166,650	168,391

4. **TAXATION**

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current year	32,189	29,847
Overprovided in prior year	(28,503)	-
Deferred taxation charge	46,734	30,555
	50,420	60,402
Overseas tax	20,144	19,467
	70,564	79,869

A significant portion of the Company's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year.

Overseas tax is calculated at 10% of the gross revenue earned in certain of the overseas jurisdictions.

5. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purpose of calculating basic and diluted earnings per share:		
Profit attributable to shareholders	562,983	576,295
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share (in thousands)	390,266	390,241
Effect of dilutive potential ordinary shares (in thousands):		
Options	-	914
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share (in thousands)	390,266	391,155

The computation of diluted earnings per share presented for year 2001 does not assume the exercise of the outstanding options because the exercise price of the Company's options was higher than the average market price for the shares.

NOTICE OF MEETING

NOTICE is hereby given that the Annual General Meeting of shareholders will be held at the Salon 2, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Friday, 17th May, 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the statement of accounts and reports of the directors and auditors for the year ended 31st December, 2001.

2. To declare a final dividend.

3. To elect directors and authorise the directors to fix their remuneration.

4. To appoint auditors and authorise the directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following Ordinary Resolutions:

Ordinary Resolutions

1. "THAT:

(A) subject to paragraph (C) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and (ii) subject to the passing of Resolution No. 3 set out in the notice convening this meeting, such additional aggregate nominal amount as is referred to in such Resolution No. 3, and the said approval shall be limited accordingly; and

(D) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;
(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

2. "THAT:

(A) subject to paragraph (B) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange recognised for this purpose by the Securities and Futures Commission under the Hong Kong Code on Share Repurchases (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;
(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution No. 1 set out

in the notice convening this meeting in respect of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

The principal and branch registers of members will be closed from Friday, 10th May, 2002 to Friday, 17th May, 2002 both days inclusive.

By order of the Board

Denis Lau
Company Secretary

Hong Kong, 14th March, 2002

Notes:

1. In order to qualify for the final dividend payable on 22nd May, 2002, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Central Registration Hong Kong Limited, for registration not later than 4 p.m. Thursday, 9th May, 2002.
2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member. Proxy forms must be deposited at the Hong Kong Branch Share Registrars of the Company not later than 48 hours before the time for holding the meeting.
3. Concerning Ordinary Resolution No. 1, the directors wish to state that they have no immediate plans to issue any new shares of the Company other than the shares that may be issued under the Company's share option scheme. Approval is being sought from the members under Ordinary Resolution No. 1 as a general mandate for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
4. Concerning Ordinary Resolution No. 2, an Explanatory Statement containing the information regarding the repurchase by the Company of its own shares will be sent to shareholders together with the Company's 2001 Annual Report.